

SE[illegible] 02003566 [illegible]S[illegible]E COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48547

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins LLP

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

RECD S.E.C.
MAR 01 2002
535

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3-22-02

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2001 and 2000

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

INDEX


JONES
L L P
SIMKINS

Certified Public Accountants
95 West 100 South, Suite 200
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878


RECEIVED
MAR 0 1 2002
354

PARTNERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lewis Young Robertson & Burningham, Inc.

We have audited the accompanying balance sheets of Lewis Young Robertson & Burningham, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Simkins LLP

JONES SIMKINS LLP
Logan, Utah
February 5, 2002

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Current assets:		
Cash	$ 314,386	189,077
Investments	4,775	4,775
Receivables	68,970	35,685
Deferred tax asset	-	7,000
Total current assets	388,131	236,537
Property and equipment, net	65,129	52,348
Cash surrender value of life insurance	35,602	35,602
Investments	20,100	20,100
Other assets	5,394	12,849
Total assets	$ 514,356	357,436
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payables	$ 115,059	120,671
Related party payable	42,000	-
Current portion of long-term debt	24,966	15,398
Current portion of deferred income taxes	22,000	-
Total current liabilities	204,025	136,069
Deferred income taxes	12,000	8,000
Long-term debt	18,824	23,355
Total liabilities	234,849	167,424
Stockholders' equity:		
Common stock, $1 par value, 50,000 shares authorized, 2,333 and 3,333 shares issued and outstanding, respectively	2,333	3,333
Additional paid-in capital	68,313	130,313
Note receivable from stock sale	-	(17,000)
Retained earnings	208,861	73,366
Total stockholders' equity	279,507	190,012
Total liabilities and stockholders' equity	$ 514,356	357,436

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Financial advisory fees	$ 1,419,099	889,735
Consulting fees	319,237	377,688
Unrealized gain on investments	-	3,965
Other	18,032	22,059
	1,756,368	1,293,447
Costs and expenses:		
General and administrative expenses	1,522,750	1,305,983
Interest expense	6,123	5,791
	1,528,873	1,311,774
Income (loss) before income taxes	227,495	(18,327)
Provision for income taxes	92,000	-
Net income (loss)	$ 135,495	(18,327)

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-in	Note Receivable From Stock	Retained	
	Shares	Amount	Capital	Sale	Earnings	Total
Balance at January 1, 2000	3,000	$ 3,000	$ 130,313	$ (17,000)	$ 91,693	$ 208,006
Issuance of common stock for services	333	333	-	-	-	333
Net loss	-	-	-	-	(18,327)	(18,327)
Balance at December 31, 2000	3,333	3,333	130,313	(17,000)	73,366	190,012
Collection of note receivable	-	-	-	17,000	-	17,000
Purchase and retirement of common stock	(1,000)	(1,000)	(62,000)	-	-	(63,000)
Net income	-	-	-	-	135,495	135,495
Balance at December 31, 2001	2,333	$ 2,333	$ 68,313	$ -	$ 208,861	$ 279,507

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 135,495	(18,327)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	25,555	30,554
Deferred income taxes	33,000	(8,000)
Provision for losses on accounts receivable	-	(9,945)
Unrealized gain on investments	-	(3,965)
Stock compensation	-	333
(Increase) decrease in:		
Receivables	(33,285)	664
Prepaid expenses	-	15,693
Other assets	7,455	2,546
Increase (decrease) in payables	(5,612)	34,770
Net cash provided by operating activities	162,608	44,323
Cash flows from investing activities:		
Purchase of equipment	(12,986)	(5,872)
Purchase of investments	-	(20,910)
Increase in cash surrender value of life insurance	-	(35,602)
Net cash used in investing activities	(12,986)	(62,384)
Cash flows from financing activities:		
Payments on related party payable	(21,000)	-
Collection of note receivable from stock sale	17,000	-
Payments on long-term debt	(20,313)	(13,061)
Net cash used in financing activities	(24,313)	(13,061)
Net increase (decrease) in cash	125,309	(31,122)
Cash, beginning of year	189,077	220,199
Cash, end of year	$ 314,386	189,077

See accompanying notes to financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the state of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2001.

Investments

The Company classifies its investments at market value.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment and capital leases is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized when services are provided.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to the use of the cash method of accounting for income tax purposes and accelerated depreciation and amortization.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

Note 2 – Investments

Investments are classified as available for sale and consist of the following:

		2001	2000
Investments, at cost	$	20,910	20,910
Gross unrealized holding gain		3,965	3,965
Investments, at fair value		24,875	24,875
Current portion		(4,775)	(4,775)
	$	20,100	20,100

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 3 – Detail of Certain Balance Sheet Accounts

Receivables consist of the following:

	2001	2000
Accounts receivable	$ 68,970	13,547
Income tax refund receivable	-	22,138
	$ 68,970	35,685

Payables consist of the following:

	2001	2000
Accounts payable	$ 7,634	29,905
Pension payable	102,877	90,766
Taxes payable	4,548	-
	$ 115,059	120,671

Note 4 – Property and Equipment

Property and equipment consists of the following:

	2001	2000
Furniture and fixtures	$ 72,232	72,232
Computer equipment	143,121	104,785
Leasehold improvements	5,009	5,009
	220,362	182,026
Less accumulated depreciation and amortization	(155,233)	(129,678)
	$ 65,129	52,348

Note 5 – Long-term Debt

Long-term debt consists of the following at December 31:

	2001	2000
Note payable to a bank in monthly installments of $630 including interest at 8.25%, secured by equipment and maturing in 2004	$ 18,009	-
Capital lease obligations (see Note 6)	25,781	38,753
	43,790	38,753
Less current portion	(24,966)	(15,398)
Long-term debt	$ 18,824	23,355

Future maturities of long-term debt at December 31, 2001 are as follows:

Year	Amount
2002	$ 24,966
2003	13,584
2004	5,240
	$ 43,790

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 6 – Lease Obligations

The Company leases certain furniture and fixtures under noncancellable capital leases. These leases provide the Company the option to purchase the leased assets at the end of the initial lease terms. Assets under capital leases included in property and equipment are as follows:

	2001	2000
Furniture and fixtures	$ 73,060	67,710
Less accumulated amortization	(48,722)	(36,708)
	$ 24,338	31,002

Amortization expense for assets under capital leases during the years ended December 31, 2001 and 2000 was approximately $11,000 and $10,000 respectively.

Capital lease obligations have imputed interest rates ranging from 10% to 16% and are payable in aggregate monthly installments of $1,734, maturing through 2004. The leases are secured by furniture, fixtures and equipment.

Future minimum lease payments as of December 31, 2001 are as follows:

Year	Amount
2002	$ 20,808
2003	9,061
2004	188
Total future minimum lease payments	30,057
Less amount representing interest	(4,276)
	$ 25,781

Note 6 – Lease Obligations (continued)

The Company leases office space under a noncancellable operating lease agreement, which expires in 2004. Future minimum rental payments for this noncancellable operating lease at December 31, 2001 are as follows:

Year	Amount
2002	$ 40,077
2003	54,740
2004	4,574
	$ 99,391

Rental expense on the operating lease for the years ended December 31, 2001 and 2000 was approximately, $64,000 and $49,000, respectively.

Note 7 – Income Taxes

The provision for income taxes for the years ended December 31, consists of the following:

		2001	2000
Current	$	59,000	(8,000)
Deferred		33,000	8,000
	$	92,000	-

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2001	2000
Federal tax at statutory rate	$	77,000	(3,000)
Meals and entertainment		9,000	3,000
Insurances		6,000	-
	$	92,000	-

Note 7 – Income Taxes (continued)

Deferred tax assets (liabilities) consist of the following:

		2001	2000
Assets:			
Revenue recognition	$	-	8,000
Liabilities:			
Depreciation		(12,000)	(8,000)
Unrealized holding gain		(1,000)	(1,000)
Revenue recognition		(21,000)	-
		(34,000)	(9,000)
Net deferred tax liability	$	(34,000)	(1,000)

Presented in the financial statements as follows:

		2001	2000
Current deferred asset	$	-	7,000
Current deferred liability		(22,000)	-
Long-term deferred liability		(12,000)	(8,000)
	$	(34,000)	(1,000)

Note 8 – Related Party Payable

The Company acquired and retired 1,000 shares of common stock from an officer of the Company for $63,000 during the year ended December 31, 2001. The purchase price is payable in monthly payments of $3,500. The balance at December 31, 2001 is $42,000.

Note 9 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was $102,877 and $90,766 for the years ended December 31, 2001 and 2000, respectively.

Note 10 – Supplemental Cash Flow Information

During the year ended December 31, 2001:

- The Company acquired and retired common stock in exchange for a related party payable of $63,000.
- The Company acquired equipment in exchange for long-term debt of $25,350.

Actual amounts paid for interest and income taxes for the years ended December 31 are as follows:

	2001	2000
Interest	$ 6,123	5,791
Income taxes	$ 44,000	16,771

Note 11 – Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and long-term debt. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of the long-term debt approximates fair value as the individual borrowings bear interest at market interest rates.

Note 12 – Changes in Stockholder's Equity Accounts and Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2001, the common stock shares of one of the shareholders were repurchased and retired by the Company (see Note 8).

There were no changes in the stockholder's equity or liabilities subordinated to claims of general creditors during the year ended December 31, 2000.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Schedule 1

Net capital	$	279,507
Less: nonallowable assets		(126,225)
Net capital before haircuts on securities positions		153,282
Haircuts on securities - investments		(768)
Net capital	$	152,514
Minimum net capital required	$	5,000
Excess net capital	$	147,514
Net capital @ 1000% (Net capital - 10% of aggregate indebtedness)	$	129,028
Ratio of aggregate indebtedness to net capital		1.54 to 1


JONES
L L P
SIMKINS

Certified Public Accountants

95 West 100 South, Suite 200
P.O. Box 747
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

PARTNERS:
Paul D. Simkins, CPA
Michael C. Kidman, CPA, MBA
Brent S. Sandberg, CPA
Brett C. Hugie, CPA
Mark E. Low, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Lewis Young Robertson & Burningham, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLP

JONES SIMKINS LLP
Logan, Utah
February 5, 2002